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Exhibit 12(a)

CONSTELLATION ENERGY GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	3 Months Ended	12 Months Ended
	March 2009	December 2008	December 2007	December 2006	December 2005	December 2004
	(In millions)
(Loss) Income from Continuing Operations (Before Extraordinary Loss and Cumulative Effects of Changes in Accounting Principles)	$(119.7)	$(1,318.4)	$834.5	$762.5	$548.1	$511.0
Net (Income) Loss Attributable to Noncontrolling Interests and BGE Preference Stock Dividends	(3.8)	4.0	(12.1)	(13.9)	(12.2)	(12.6)
Taxes on (Loss) Income, Including Tax Effect for BGE Preference Stock Dividends	(244.3)	(83.6)	419.2	343.1	155.4	110.2

Adjusted (Loss) Income	$(367.8)	$(1,398.0)	$1,241.6	$1,091.7	$691.3	$608.6

Fixed Charges:
Interest and Amortization of Debt Discount and Expense and Premium on all Indebtedness, net of amounts capitalized	$122.4	$350.5	$292.8	$315.9	$297.6	$315.9
Earnings Required for BGE Preference Stock Dividends	5.5	23.9	22.3	21.1	21.6	21.4
Capitalized Interest and Allowance for Funds Used During Construction	21.6	50.0	19.4	13.7	9.9	9.7
Interest Factor in Rentals	19.1	96.5	96.7	4.5	6.1	4.1

Total Fixed Charges	$168.6	$520.9	$431.2	$355.2	$335.2	$351.1

Amortization of Capitalized Interest	$0.9	$3.3	$3.5	$4.3	$3.7	$2.8

(Loss) Earnings (1)	$(219.9)	$(923.8)	$1,656.9	$1,437.5	$1,020.3	$952.8

Ratio of Earnings to Fixed Charges	N/A	N/A	3.84	4.05	3.04	2.71
(1)
Earnings (loss) are deemed to consist of income (loss) from continuing operations (before extraordinary items, cumulative effects of changes in accounting principles, and income (loss) from discontinued operations) that includes earnings of Constellation Energy's consolidated subsidiaries, equity in the net income of unconsolidated subsidiaries, income taxes (including deferred income taxes, investment tax credit adjustments, and the tax effect of BGE's preference stock dividends), and fixed charges (including the amortization of capitalized interest but excluding the capitalization of interest).

N/A
Due to the loss for the three months ended March 31, 2009, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $388.5 million to achieve a ratio coverage of 1:1.

Due to the loss for the twelve months ended December 31, 2008, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $1,444.7 million to achieve a ratio coverage of 1:1.

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  Exhibit 12(a)